AF Acquisition Corp.

139 North Country Road

Floor 2, Suite 35

Palm Beach, FL 33480

VIA EDGAR

February 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	AF Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 27, 2021
CIK No. 0001841661

Dear Ms. Majmudar:

AF Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 23, 2021, regarding the Draft Registration Statement on Form S-1 submitted on January 27, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted January 27, 2021

Summary

Our Business Combination Process, page 11

1.	We note that you disclose here that if you seek to complete an initial business combination with a company that is affiliated with AF Ventures, Scharf Brothers, Mistral Equity Partners or your officers or directors, you, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or another independent entity that commonly renders valuation opinions that your initial business combination is fair to your company from a financial point of view. Please revise your disclosure throughout your filing to clarify the circumstances in which you will obtain such an opinion. In this regard, you state on pages 10 and 102 that you will obtain an opinion under these circumstances "to the extent required by applicable law or based upon the direction of our board of directors or a committee thereof."

The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (pages 11, 57 and 104 to 106) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 25, 2021

The Offering, page 14

2.	We note your disclosure that prior to the consummation of your initial business combination, only holders of your Class B common stock will have the right to vote on the election of directors. Please disclose whether the company will be a controlled company as defined under Nasdaq’s rules. If so, disclose whether the company will utilize related corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include related risk factor disclosure.

The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (page 76) in response to the Staff’s comment.

Risk Factors

Our independent registered public accounting firm’s report contains…, page 41

3.	Disclosure here and on page 183 of your submission state that your independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about your ability to continue as a going concern. However, it does not appear that a going concern explanatory paragraph is included in the audit report presented in your submission. Please obtain and file a revised audit report or revise your disclosure as necessary.

The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (page F-2) in response to the Staff’s comment.

Risk Factors

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions…, page 61

4.	Expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you amend your charter or governing instruments to extend the time to consummate an initial business combination.

The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (page 62) in response to the Staff’s comment.

Our warrant agreement will designate the courts of the State of New York…, page 70

5.	We note your disclosure that your warrant agreement will provide that, subject to applicable law, any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. However, we also note your disclosure in this risk factor that the warrant agreement provides that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. Please revise to clarify the terms of your forum selection provision in the warrant agreement as it relates to actions arising under the Securities Act. If your forum selection provision in the warrant agreement selects the federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (pages 73 and 158) in response to the Staff’s comment.

*    *    *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 25, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Scharf
Name: Andrew Scharf
Title: Chairman and President

cc:    Ellenoff Grossman & Schole LLP